Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earning to Combined Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	$71,289	$140,991	$21,761	$(1,995)	$(17,322)	$(256,882)
Add (subtract):
Distributions from unconsolidated ventures	12,100	10,793	—	—	—	—
Interest expense	18,968	778	—	—	—	—
Total earnings	$102,357	$152,562	$21,761	$(1,995)	$(17,322)	$(256,882)
Fixed Charges
Interest expense	18,968	778	—	—	—	—
Total Fixed Charges	18,968	778	—	—	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$18,968	$778	$—	$—	$—	$—
Ratio of earnings to fixed charges(1)	5.40	196.10	NA	NA	NA	NA
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	NA	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	NA
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(1)	Because there were no fixed charges prior to 2015 the ratio is not applicable.

(2)	Because there was no preferred stock outstanding for the periods presented, the ratio is not applicable.